UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-178649 333-194654

FCA US LLC

(Exact name of registrant as specified in its charter)

1000 Chrysler Drive Auburn Hills, Michigan 48326 (248) 512-2950

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8% Secured Senior Notes due 2019 8 1⁄4% Secured Senior Notes due 2021

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

8% Secured Senior Notes due 2019:	0
8 1⁄4% Secured Senior Notes due 2021:	0

Pursuant to the requirements of the Securities Exchange Act of 1934, FCA US LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 22, 2015	FCA US LLC

	By:	/s/ Richard K. Palmer
	Name:	Richard K. Palmer
	Title:	Senior Vice President and Chief Financial Officer